SO 3/9/04

SECURITIES [AND EXCHANGE COMMISS]ION
W[ASHINGTON, D.C. 20549]

04004537

RECD S.E.C.
FEB 2 7 2004
526

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OMB Number	3235-0123
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Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AMHERST SECURITIES GROUP, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 NORTH CAPITAL OF TEXAS HIGHWAY, SUITE 300
(No. and Street)

AUSTIN (City) **TEXAS** (State) **78731** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LINDA HANNAN **(512) 342-3000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MANN FRANKFORT STEIN & LIPP CPAs, L.L.P.
(Name - *if individual, state last, first, middle name*)

12 GREENWAY PLAZA, SUITE 1202 (Address) **HOUSTON** (City) **TEXAS** (State) **77046** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH
3.18.04

OATH OR AFFIRMATION

I, LINDA HANNAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMHERST SECURITIES GROUP, L.P. as of DECEMBER 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DUSTI DARNELL
Notary Public, State of Texas
My Commission Expires
December 07, 2005

Notary Public

Signature

SENIOR VICE PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***** A REPORT CONTAINING THE STATEMENT OF FINANCIAL CONDITION HAS BEEN INCLUDED. ACCORDINGLY, IT IS REQUESTED THAT THIS REPORT BE GIVEN CONFIDENTIAL TREATMENT. *****

AMHERST SECURITIES GROUP, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

AMHERST SECURITIES GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

CONTENTS

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report

To the Partners of
Amherst Securities Group, L.P.
Austin, Texas

We have audited the accompanying statement of financial condition of Amherst Securities Group, L.P. (a limited partnership) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amherst Securities Group, L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
January 30, 2004

AMHERST SECURITIES GROUP, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 49,930
Cash segregated under regulations	2,471,597
Accrued interest receivable	3,034,264
Receivable from broker-dealers	6,198,744
Receivable from customers	941,003
Securities purchased under agreements to resell	30,631,775
Marketable securities owned	440,605,607
Furniture and equipment, less accumulated depreciation of $795,094	1,698,966
Other assets	1,239,516
TOTAL ASSETS	$ 486,871,402
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Payable to clearing organizations	$ 25,358,811
Marketable securities sold, but not yet purchased	30,384,817
Securities sold under agreements to repurchase	344,696,500
Payable to broker-dealers	6,370,894
Payable to customers	417,167
Accounts payable	104,755
Accrued liabilities	17,038,019
TOTAL LIABILITIES	424,370,963
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS	25,000,000
PARTNERS' CAPITAL	37,500,439
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 486,871,402

See notes to statement of financial condition.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Amherst Securities Group, L.P. (the "Partnership") is a Texas Limited Partnership formed by a reorganization of Amherst Securities Group, Inc. in 2000. Under the reorganization, Amherst Securities Group, Inc. became the general partner of Amherst Securities Group, L.P. and all of the shareholders of Amherst Securities Group, Inc. obtained a limited partner interest in Amherst Securities Group, L.P. equal to their ownership interest in Amherst Securities Group, Inc. Additionally, Amherst Securities Group, Inc. changed its name to ASG General Partners, Inc.

Effective January 2001, the Partnership recapitalized by amending the original agreement of limited partnership to establish three Classes of limited partnership interests (Class A, Class B, and Class C, respectively). Under the amended partnership agreement, the 99% limited partner ownership interest in the Partnership was divided into numerical units of ownership ("units"). The units of the original limited partners were converted into Class B units. Four hundred Class A units were issued to the subordinated note holders for a $200,000 cash contribution. The Class A units are to be repurchased by the Partnership when the subordinated notes are paid. Additionally, the Partnership issued 219.7 Class C units for a cash contribution of $1,000,000. General distinctions between the Classes of limited partnership interest include preferential semi-annual net operating profit distributions and buy-back agreements.

The Partnership issues its statement of financial condition on the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position are summarized below:

Nature of Operations: The Partnership is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. and primarily markets fixed income securities to financial institutions with offices located in Texas, Florida, Maryland, New Jersey, Virginia and Connecticut. The Partnership's customers are located throughout the United States.

Revenue Recognition: Proprietary securities transactions are recorded on a settlement date basis with related gains or losses recorded on that date. Customers' securities transactions are reported on a settlement date basis with related commission income and expense recorded on the settlement date. Marketable securities are valued at market value with the difference between cost and market included in net earnings.

Cash and Cash Equivalents: The Partnership considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Resale and Repurchase Agreements: Transactions involving the purchase of securities under agreements to resell ("reverse repurchase agreements") or the sale of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Accrued interest is recorded separately. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2003, the market value, including accrued interest, of the securities sold subject to repurchase was $344,927,425.

Furniture and Equipment: Furniture and equipment are stated at cost. Depreciation is computed at rates considered sufficient to amortize the cost of the assets over three to seven years using the straight-line method.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes: In lieu of corporate income taxes, the individual partners of the partnership are taxed on their proportionate share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in this financial statement.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE B - CASH SEGREGATED UNDER REGULATIONS

At December 31, 2003, cash of $2,471,597 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE C - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker-dealers consist of securities failed-to-deliver and securities failed-to-receive.

NOTE D - MARKETABLE SECURITIES OWNED AND MARKETABLE SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of government securities, United States Treasury notes and corporate debt and are stated at quoted market values. Securities owned are held by clearing organizations as collateral for amounts payable to those organizations.

NOTE E - PAYABLE TO CLEARING ORGANIZATIONS

As of December 31, 2003, the payable to clearing organizations is collateralized by the Partnership's owned securities.

As of December 31, 2003, the Partnership uses two clearing organizations. Interest is charged on the amounts due to the clearing organizations at the effective federal fund rate plus 1.00% and the target federal fund rate plus 1.25%. Subsequent to December 31, 2003, the interest charged on amounts due to one of the clearing organizations became the federal fund rate plus .50%.

NOTE F - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

At December 31, 2003, the Partnership has subordinated note agreements with Class A limited partners. The agreements have the same repayment terms and bear interest at London Interbank Offered Rate ("LIBOR") plus 7.75%. Interest only payments are due semi-annually with the total principal due January 2006. The aggregate subordinated note balance outstanding at December 31, 2003 is $25,000,000. At December 31, 2003, accrued interest amounted to $807,882.

NOTE F - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (Continued)

The agreements have restrictive operating and financial covenants with which the Partnership must comply to avoid accelerated repayment of the notes. The Partnership was not in compliance with certain covenants and for which it obtained waivers for non-compliance.

The subordinated notes are covered by an agreement approved by the NASD and, is thus, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such liabilities are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE G - OPERATING LEASES

The Partnership leases office facilities under operating lease agreements which expire at various times through July 2009. The Partnership also leases various equipment under operating lease agreements expiring at various dates through October 2007.

At December 31, 2003, the future minimum rental payments required under the various lease agreements are as follows:

Year Ending December 31,	
2004	$ 2,280,100
2005	1,105,300
2006	726,200
2007	669,400
2008	439,100
Thereafter	92,300
	$ 5,312,400

NOTE H - PROFIT SHARING PLAN

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code for all eligible employees. Participants are permitted to defer compensation up to a maximum of 90% of their income not in excess of limits determined by the Internal Revenue Service. The Partnership makes a matching contribution of a portion of the participant's compensation. The Partnership may also elect to make additional contributions at its discretion.

NOTE I - 2002 EQUITY PARTICIPATION PLAN

During 2002, the Partnership adopted the 2002 Equity Participation Agreement. Under the agreement, certain key management will receive periodic incentive awards of Class B Units of the Partnership as determined by the Equity Participation Committee appointed by the Partnership. Incentive awards for 2003 were valued by the Partnership based on the book value of the Class B Units at the date of grant. The Units will vest at various percentages over a three year period based on the date the incentive award was granted.

NOTE J - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $51,721,411, which was $50,480,839 in excess of its minimum required net capital of $1,240,572.

NOTE K - CONCENTRATIONS OF CREDIT RISK

The Partnership is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers and other sophisticated financial institutions. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Partnership maintains cash in bank deposit accounts which, at times, exceed federally insured limits. The Partnership has experienced no losses associated with these accounts.

NOTE L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Partnership has sold treasuries and TBA pools that it has not yet purchased in order to reduce exposure on marketable securities owned. The Partnership has recorded these obligations in the financial statements at the December 31, 2003 market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

In the normal course of business, the Partnership's customer clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Partnership are reported at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except repurchase and reverse repurchased agreements and subordinated notes. The following methods and assumptions were used by the Partnership to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Repurchase Agreements: The fair value estimates are based on the fair market vâlue of the collateral.

Reverse Repurchase Agreements: The fair value estimates are based on dealer quotes.

Subordinated Notes: The carrying amounts of subordinated notes approximate their fair value.

NOTE N - LITIGATION

At December 31, 2003, the Partnership is involved in litigation in the normal course of business. Management of the Partnership does not expect the eventual outcome to have a material effect on the statement of financial condition.